Exhibit 99.1

Castor Maritime Inc. Reports Net Income of $17.6 Million for the Three Months Ended December 31, 2025 and Net Income of $21.5 Million for the Year Ended December 31, 2025

Limassol, Cyprus, April 15, 2026 – Castor Maritime Inc. (NASDAQ: CTRM) (“Castor” or the “Company”), a diversified global shipping and energy company, today announced its results for the three months and year ended December 31, 2025.

Highlights of the Fourth Quarter Ended December 31, 2025:

■	Total vessel revenues: $13.3 million for the three months ended December 31, 2025, as compared to $15.0 million for the three months ended December 31, 2024, or an 11.3% decrease;
■	Revenue from services: $9.2 million for the three months ended December 31, 2025;
■	Net income of $17.6 million for the three months ended December 31, 2025, as compared to a $32.7 million loss for the three months ended December 31, 2024, or a 153.8% increase;
■	Adjusted net income(1) of $5.2 million for the three months ended December 31, 2025, as compared to a $7.7 million loss for the three months ended December 31, 2024;
■	Earnings / (loss) per common share, basic: $1.21 per share for the three months ended December 31, 2025, as compared to ($1.24) per share for the three months ended December 31, 2024;
■	EBITDA(1): $23.5 million for the three months ended December 31, 2025, as compared to $(28.7) million for the three months ended December 31, 2024;
■	Adjusted EBITDA(1): $11.2 million for the three months ended December 31, 2025, as compared to $3.4 million for the three months ended December 31, 2024;
■	Cash and restricted cash of $152.8 million as of December 31, 2025, as compared to $87.9 million as of December 31, 2024;
■
On October 13, 2025, we and Toro Corp. (“Toro”) agreed to the full redemption of 60,000 shares of our 8.75% Series E Cumulative Perpetual Convertible Preferred Shares issued by us in September 2025 (the “Series E Preferred Shares”), for cash consideration equal to its stated amount of $60.0 million plus 0.523% thereof, including accrued and unpaid distributions; and

■	On October 13, 2025, we secured a $50.0 million sustainability-linked senior term loan facility with a five-year tenor.

Highlights of the Year Ended December 31, 2025:

■	Total vessel revenues: $46.2 million for the year ended December 31, 2025, as compared to $65.1 million for the year ended December 31, 2024, or a 29.0% decrease;
■	Revenue from services: $35.6 million for the year ended December 31, 2025;
■	Net income of $21.5 million for the year ended December 31, 2025, as compared to $15.3 million for the year ended December 31, 2024, or a 40.5% increase;
■	Adjusted net income(1) of $14.5 million for the year ended December 31, 2025, as compared to $30.9 million for the year ended December 31, 2024;
■	Earnings per common share, basic: $1.13 per share for the year ended December 31, 2025, as compared to $3.50 per share for the year ended December 31, 2024;
■	EBITDA(1): $40.2 million for the year ended December 31, 2025, as compared to $29.7 million for the year ended December 31, 2024;
■	Adjusted EBITDA(1): $33.2 million for the year ended December 31, 2025, as compared to $52.3 million for the year ended December 31, 2024;
■	In addition to the full redemption of the Series E Preferred Shares, during the year ended December 31, 2025, the Company completed full repayment of its $100 million senior term loan from Toro; and
■	During the year ended December 31, 2025, the Company completed four vessel disposals.

(1) Adjusted net income, EBITDA and Adjusted EBITDA are not recognized measures under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definitions of these measures and reconciliation to Net income / (Loss), the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Management Commentary for Fourth Quarter 2025:

Mr. Petros Panagiotidis, Chief Executive Officer of Castor, commented:

“In Q4 2025, stronger market rates combined with solid charter demand continued to support our positive long-term outlook for the dry-bulk sector.

During the quarter, we initiated our second sale-and-leaseback transaction, thoughtfully incorporating leverage to enhance balance sheet efficiency and further optimize our capital structure, while also securing a $50.0 million sustainability-linked senior term loan facility.

With a disciplined approach to funding and a strong balance sheet, we remain well positioned to capitalize on future opportunities and sustain value delivery.”

Earnings Commentary:

Fourth Quarter ended December 31, 2025, and 2024, Results

Total vessel revenues for the three months ended December 31, 2025, decreased to $13.3 million from $15.0 million in the same period of 2024. This variation was mainly driven by the decrease in our Available Days (defined below), from 1,180 days in the three months ended December 31, 2024 to 828 days in the three months ended December 31, 2025, representing a 29.8% decrease, following the sale of two dry bulk vessels and two containership vessels in the first and second quarters of 2025. The decrease was partially offset by an increase in prevailing charter rates of our vessels.

Revenue from services for the three months ended December 31, 2025, amounted to $9.2 million and relates to revenue earned from our subsidiary acquired in late 2024, MPC Münchmeyer Petersen Capital AG (“MPC Capital”). For the period from its acquisition on December 16, 2024, through December 31, 2024, MPC Capital contributed $1.2 million in revenue from services. Revenue from services is generated through the following streams: (i) transaction services and (ii) management services. Management services may be further subdivided into ongoing management services for investment structures and assets, and ship management services.

There was an increase in voyage expenses to $1.4 million in the three months ended December 31, 2025, from $1.2 million in the same period of 2024, which was mainly associated with the increase in port and other expenses, partially offset by a decrease in brokerage commissions mainly due to the decrease in the revenue of our fleet.

Vessel operating expenses decreased by $1.8 million to $4.5 million in the three months ended December 31, 2025, from $6.3 million in the same period of 2024, mainly reflecting the net decrease in the Ownership Days of our fleet to 829 days in the three months ended December 31, 2025, from 1,186 days in the same period in 2024.

Cost of revenue from services for the three months ended December 31, 2025 amounted to $6.1 million and relates to expenses for purchased services from third party providers as well as employee and other operating expenses of our subsidiary, MPC Capital. Cost of revenue from services amounted to $1.1 million for the period from December 16, 2024 to December 31, 2024.

Management fees in the three months ended December 31, 2025 amounted to $0.9 million, whereas in the same period of 2024, management fees totaled $1.3 million. This decrease in management fees is due to the net decrease in the total number of Ownership Days for which our managers charge us a daily management fee following the sales and acquisitions of vessels mentioned above, partly offset by a management fee adjustment for inflation under our Amended and Restated Master Management Agreement with effect from July 1, 2025.

Depreciation and amortization expenses are comprised of vessels’ depreciation, the amortization of vessels’ capitalized dry-dock costs, property and equipment depreciation and intangible assets amortization. Depreciation expenses decreased to $2.3 million in the three months ended December 31, 2025, from $3.6 million in the same period of 2024. The decrease by $1.3 million reflects mainly the decrease in the Ownership Days of our fleet following the sales of vessels discussed above. Dry-dock and special survey amortization charges amounted to $0.5 million for the three months ended December 31, 2025, compared to a charge of $0.3 million in the respective period of 2024. This variation in dry-dock amortization charges reflects mainly the increase in aggregate amortization days resulting from the increase in the number of dry docks that our vessels underwent through the year ended December 31, 2025. More specifically, M/V Magic Starlight and M/V Magic Ariel initiated and completed their scheduled dry-dock during the second quarter ended June 30, 2025 and M/V Magic Celeste initiated and completed its scheduled dry-dock during the third quarter ended September 30, 2025. Further to the above, depreciation and amortization expenses for our asset management segment amounted to $2.0 million for the three-month period ended December 31, 2025, comprising property, plant and equipment depreciation and intangible assets amortization.

General and administrative expenses in the three months ended December 31, 2025, amounted to $5.3 million, whereas, in the same period of 2024, general and administrative expenses totaled $8.5 million, which included $7.0 million in MPC Capital acquisition-related costs that were incurred during the three months ended December 31, 2024. This decrease was offset by an increase in professional fees and other expenses, audit fees and personnel expenses following the acquisition of MPC Capital.

Loss on vessels held for sale in the three months ended December 31, 2024, amounted to $3.6 million, representing the expected loss from the sale of the containership vessel M/V Ariana A during the following twelve-month period (as assessed at the memorandum of agreement date). We did not record any loss on any vessels held for sale during the three months ended December 31, 2025.

During the three months ended December 31, 2025 and 2024, we recorded a recovery of provision of doubtful accounts in the amount of $1.7 million and a provision of doubtful accounts of $4.8 thousand, respectively, reflecting reversals of previously recognized write-downs on receivables within the retail business of our asset management segment.

Net loss from equity method investments in the three months ended December 31, 2025 and 2024, amounted to $0.1 million and $0, respectively, representing our share in jointly owned companies or equity method investments (all of which relate to the asset management segment). Results for the three months ended December 31, 2024 reflect data for the period from the acquisition of MPC Capital on December 16, 2024, through December 31, 2024.

Net gain from equity method investments measured at fair value in the three months ended December 31, 2025 and 2024, amounted to $10.5 million and $2.7 million, respectively, resulting from the revaluation of such investments. These represent our shares in MPC Container Ships ASA (“MPCC”) and MPC Energy Solutions N.V. for which we have elected the fair value option. Results for the three months ended December 31, 2024 reflect data for the period from the acquisition of MPC Capital on December 16, 2024, through December 31, 2024.

During the three months ended December 31, 2025, we incurred net interest and finance costs of $0.5 million, compared to $26.5 thousand during the same period in 2024. The variation is primarily due to a decrease in interest income earned from our time and cash deposits due to lower average cash balances during the three months ended December 31, 2025, as compared with the same period of 2024.

Other income in the three months ended December 31, 2025 amounted to $3.6 million and mainly includes (i) a gain of $0.8 million from our investments in listed equity securities, (ii) dividend income on equity securities of $0.8 million, (iii) dividend income of $0.4 million from our investment in 140,000 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Toro (the “Toro Series A Preferred Shares”), (iv) other net amounting to $2.3 million due to recoveries of prior year allowances and reversals of provisions and (v) foreign exchange losses amounting to $0.7 million. Other (expenses)/income, net in the three months ended December 31, 2024, amounted to $(25.6) million, which includes a loss of $28.0 million from our investments in listed equity securities, partially offset by dividend income on equity securities of $2.0 million and dividend income of $0.4 million from our investment in the Toro Series A Preferred Shares. The loss of $28.0 million from our investments in listed equity securities includes an unrealized loss of $24.1 million, mostly related to revaluing our investments in listed equity securities at period end market rates.

Dividend income from equity method investments measured at fair value (related party) amounted to $3.6 million and $0 in the three months ended December 31, 2025 and 2024, respectively, and includes dividend income from MPCC.

Recent Financial Developments Commentary:

Liquidity/Financing/Cash flow update

Our consolidated cash position (including our restricted cash) as of December 31, 2025, increased by $64.9 million to $152.8 million, as compared to our cash position on December 31, 2024, which amounted to $87.9 million. The net increase was mainly the result of: (i) $10.0 million of net operating cash inflows during the year ended December 31, 2025, (ii) a $61.9 million inflow of net proceeds from the sales of the M/V Ariana A, M/V Magic Eclipse, M/V Magic Callisto and M/V Gabriela A, (iii) $14.6 million of proceeds related to the sale and leaseback transaction of the M/V Magic Thunder, (iv) $51.6 million of proceeds primarily related to the new loan facility discussed below, and (v) net inflows of $56.7 million associated with the purchase and sale of debt and equity securities / investments, offset by (vi) net outflows of $21.1 million associated with the acquisition, disposition and return of capital from equity method investments, (vii) $102.8 million consisting of scheduled principal repayments under our existing credit facilities and financial liabilities, early prepayments due to sale of vessels and voluntary prepayments and $1.6 million related to payments of deferred financing costs, (viii) $4.6 million of dividends paid relating to our 5.00% Series D Cumulative Perpetual Convertible Preferred Shares, and (ix) $2.8 million for cash dividends paid to non-controlling interests.

As of December 31, 2025, our total debt (including financial liabilities), gross of unamortized deferred loan fees (of approximately $1.4 million), was $85.6 million, of which $7.6 million is repayable within one year, as compared to $103.7 million of total debt (including financial liabilities), gross of unamortized deferred loan fees, as of December 31, 2024, a decrease mainly due to the prepayments made in connection with vessel dispositions and voluntary prepayments of our long term debt, offset by the sale and leaseback transaction of the M/V Magic Thunder and the new loan facility.

More specifically, on March 24, 2025, March 31, 2025 and April 29, 2025, Castor made partial prepayments to Toro for its term loan amounting to $13,500,000, $34,000,000 and $14,000,000, respectively, in addition to $2,500,000 as part of the scheduled repayment of the loan. On May 5, 2025, we prepaid the amount of $36,000,000 that remained outstanding as of that date and fully repaid the loan.

On July 29, 2025, we successfully completed a sale and leaseback transaction for the M/V Magic Thunder, a 2011-built Kamsarmax bulk carrier vessel with a Japanese counterparty. The bareboat financing amounts to $14.6 million, has a duration of five years, and a purchase option for the Company, beginning at the end of the second year of the bareboat charter period.

Additionally, on December 29, 2025, we entered into a sale and leaseback agreement for the M/V Magic Perseus, a 2013-built Kamsarmax bulk carrier vessel with a Japanese counterparty. The bareboat financing amounts to $15.6 million, has a duration of eleven years, including a put option for the counterparty at the end of year eight, and a purchase option for us beginning at the end of the second year of the bareboat charter period. The vessel was delivered to its buyers on January 22, 2026.  As of December 31, 2025, only the proceeds from M/V Magic Thunder are included as financial liabilities in the consolidated balance sheets, as the transaction for M/V Magic Perseus was concluded after year-end.

Recent Business Developments Commentary:

Series E Preferred Shares

On September 29, 2025, we agreed to issue 60,000 Series E Preferred Shares having a stated amount of $1,000 each to Toro for a total consideration of $60.0 million in cash. The distribution rate of the Series E Preferred Shares was 8.75%, paid quarterly. On October 13, 2025, we and Toro agreed to the full redemption of the Series E Preferred Shares for a cash consideration equal to the stated amount of the Series E Preferred Shares plus 0.523% thereof, including accrued and unpaid distributions. Following the full redemption, such Series E Preferred Shares were cancelled and no longer remain outstanding. The foregoing transactions and their terms were approved by the board of directors of Castor and Toro at the recommendation of their respective special committees of disinterested and independent directors who negotiated the transactions.

New loan facility

On October 13, 2025, we entered into a $50.0 million sustainability-linked senior term loan facility with a European bank. The facility is secured by, among others, a first priority mortgage over four of the Company’s dry bulk vessels and is guaranteed by the Company. The net proceeds from the facility will be used for general corporate purposes. The facility has a tenor of five years and bears interest at a rate of Term SOFR plus a margin, which may be adjusted based on the Company’s performance against certain sustainability-linked targets.

Fleet Employment Status (as of April 15, 2026)

During the three months ended December 31, 2025, we operated on average 9.0 vessels earning a Daily TCE Rate(2) of $14,456 as compared to an average of 12.9 vessels earning a Daily TCE Rate(2) of $11,648 during the same period in 2024.

Our employment profile as of April 15, 2026 is presented immediately below.

(2) Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.
Dry Bulk Carriers

Vessel Name	Type	Capacity (dwt)	Year Built	Country of Construction	Type of Employment(1)	Daily Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Magic Thunder	Kamsarmax	83,375	2011	Japan	TC period	$15,300 (3)	-(4)	-(4)
Magic Perseus	Kamsarmax	82,158	2013	Japan	TC period	$15,400 (5)	-(4)	-(4)
Magic Starlight	Kamsarmax	81,048	2015	China	TC period	$16,600 (6)	-(4)	-(4)
Magic Mars	Panamax	76,822	2014	Korea	TC period	$18,425 (8)	-(4)	-(4)
Magic P	Panamax	76,453	2004	Japan	Panamax Pool (9)	N/A	-(10)	-(10)
Magic Pluto	Panamax	74,940	2013	Japan	TC period	$15,650 (11)	-(4)	-(4)
Magic Ariel	Kamsarmax	81,845	2020	China	TC period	108% of BPI5TC(2)	-(4)	-(4)
Magic Celeste	Ultramax	63,310	2015	China	TC period	111% of BSI10TC (12)	-(4)	-(4)

Containerships
Vessel Name	Type	Capacity (dwt)	Year Built	Country of Construction	Type of Employment	Daily Gross Charter Rate ($/day)	Estimated Redelivery Date
							Earliest	Latest
Raphaela	Containership	26,811	2008	Turkey	TC period	$26,250	Nov-26	Jan-27

(1) TC stands for time charter.
(2) The benchmark vessel used in the calculation of the average Baltic Panamax Index 5TC routes (“BPI5TC”) is a non-scrubber fitted 82,000mt dwt vessel (Kamsarmax) with specific age, speed–consumption, and design characteristics.
(3) The vessel’s daily gross charter rate is equal to 97% of BPI5TC(2). In accordance with the prevailing charter party, on November 17, 2025, we converted the index-linked rate to fixed from April 1, 2026 until June 30, 2026 at a rate of $15,300 per day. In accordance with the prevailing charter party, on January 26, 2026, we converted the index-linked rate to fixed from July 1, 2026 until September 30, 2026 at a rate of $15,000 per day.  In accordance with the prevailing charter party, on March 1, 2026, we converted the index-linked rate to fixed from October 1, 2026 until December 31, 2026 at a rate of $16,300 per day. Thereafter, the rate will be converted back to index-linked.
(4)  In accordance with the prevailing charter party, both parties (owners and charterers) have the option to terminate the charter by providing 3 months’ written notice to the other party.
(5)  The vessel’s daily gross charter rate is equal to 100% of BPI5TC(2). In accordance with the prevailing charter party, on November 17, 2025, we converted the index-linked rate to fixed from January 1, 2026 until June 30, 2026 at a rate of $15,400 per day. In accordance with the prevailing charter party, on March 1, 2026, we converted the index-linked rate to fixed from July 1, 2026 until December 31, 2026 at a rate of $17,550 per day. Thereafter, the rate will be converted back to index-linked.
(6)  The vessel’s daily gross charter rate is equal to 98% of BPI5TC(2). In accordance with the prevailing charter party, on January 26, 2026, we converted the index-linked rate to fixed from April 1, 2026 until June 30, 2026 at a rate of $16,600 per day. Thereafter, the rate will be converted back to index-linked.

(7)  The benchmark vessel used in the calculation of the average of the Baltic Panamax Index 4TC routes (“BPI4TC”) is a non-scrubber fitted 74,000mt dwt vessel (Panamax) with specific age, speed-consumption, and design characteristics.
(8)  The vessel’s daily gross charter rate is equal to 102% of BPI4TC(7). In accordance with the prevailing charter party, on February 20, 2026, we converted the index-linked rate to fixed from April 1, 2026 until  June 30, 2026 at a rate of $18,425 per day. Thereafter, the rate will be converted back to index-linked.
(9)  The vessel is currently participating in an unaffiliated pool specializing in the employment of Panamax/Kamsarmax dry bulk vessels.
(10)  Under the prevailing pool agreement, owners may terminate the charter by giving three months’ written notice.
(11)  The vessel’s daily gross charter rate is equal to 100% of BPI4TC(7). In accordance with the prevailing charter party, on January 27, 2025, we converted the index-linked rate to fixed from February 1, 2025 until June 30, 2025 at a rate of $15,650 per day. Thereafter, the rate will be converted back to index-linked.
(12)  The benchmark vessel used in the calculation of the average of the Baltic Supramax Index 10TC routes (“BSI10TC”) is a non-scrubber fitted 58,000mt dwt vessel (Supramax) with specific age, speed–consumption, and design characteristics.

Financial Results Overview of Operations:

Set forth below are selected financial data of our dry bulk, containership and asset management segments for each of the three months and year ended December 31, 2025, and 2024, respectively:

	Three Months Ended		Year Ended
(Expressed in U.S. dollars)	December 31, 2025 (unaudited)	December 31, 2024 (unaudited)	December 31, 2025 (unaudited)	December 31, 2024 (unaudited)
Total vessel revenues	$13,329,096	$14,989,190	$46,240,892	$65,069,003
Revenue from services(2)	$9,236,296	$1,174,376	$35,573,513	$1,174,376
Operating (loss)/income	$11,566,745	$(7,011,456)	$(18,424,758)	$21,426,610
Net income / (loss), net of taxes	$17,554,867	$(32,716,878)	$21,542,163	$15,304,934
Adjusted net income, net of taxes(1)	$5,213,575	$(7,672,983)	$14,538,968	$30,920,979
EBITDA(1)	$23,518,602	$(28,667,952)	$40,227,317	$29,679,564
Adjusted EBITDA(1)	$11,177,310	$3,393,478	$33,224,122	$52,313,144
Earnings / (Loss) per common share, basic attributable to Castor Maritime Inc. common shareholders	$1.21	$(1.24)	$1.13	$3.50
Earnings / (Loss) per common share, diluted attributable to Castor Maritime Inc. common shareholders	$0.24	$(1.24)	$0.36	$0.38

(1)    Adjusted net income, EBITDA and Adjusted EBITDA are not recognized measures under U.S. GAAP. Please refer to Appendix B of this release for the definition and reconciliation of these measures to Net (loss)/income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.
(2)     Results for the three months and year ended December 31, 2024 reflect data for the period from the acquisition of MPC Capital on December 16, 2024, through December 31, 2024.

Consolidated Fleet Selected Financial and Operational Data:

Set forth below are selected financial and operational data which are applicable only for our dry bulk vessel and containership segments for each of the three months and year ended December 31, 2025, and 2024, respectively, that we believe are useful in analyzing trends in our results of operations.

	Three Months Ended December 31,		Year Ended December 31,
(Expressed in U.S. dollars except for operational data)	2025	2024	2025	2024
Ownership Days(1)(7)	829	1,186	3,633	4,669
Available Days(2)(7)	828	1,180	3,506	4,626
Operating Days(3)(7)	826	1,176	3,497	4,588
Daily TCE Rate(4)	$14,456	$11,648	$12,026	$13,147
Fleet Utilization(5)	100%	100%	100%	99%
Daily vessel operating expenses(6)	$5,392	$5,333	$5,269	$5,609

(1)	Ownership Days are the total number of calendar days in a period during which we owned a vessel.
(2)	Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys.
(3)	Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.
(4)
Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(5)	Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period.
(6)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.
(7)	Our definitions of Ownership Days, Available Days, Operating Days and Fleet Utilization may not be comparable to those reported by other companies.

APPENDIX A

CASTOR MARITIME INC.

Unaudited Condensed Consolidated Statements of Comprehensive Income / (Loss)

(Expressed in U.S. Dollars—except for number of share data)

(In U.S. dollars except for number of share data)	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
REVENUES
Time charter revenues	$11,854,219	$14,989,190	$42,180,126	$65,069,003
Pool revenues	1,474,877	—	4,060,766	—
Total vessel revenues	$13,329,096	$14,989,190	$46,240,892	$65,069,003
Revenue from services (including related party revenues)	$9,236,296	$1,174,376	$35,573,513	$1,174,376
Total revenues	$22,565,392	$16,163,566	$81,814,405	$66,243,379

EXPENSES
Voyage expenses (including commissions to related party)	(1,359,301)	(1,244,365)	(4,078,667)	(4,248,856)
Vessel operating expenses	(4,469,873)	(6,324,637)	(19,140,916)	(26,188,773)
Cost of revenue from services	(6,136,741)	(1,117,476)	(22,116,441)	(1,117,476)
Management fees -related parties	(866,932)	(1,270,332)	(4,022,007)	(4,808,602)
Depreciation and amortization	(4,740,862)	(3,988,177)	(14,760,087)	(15,037,006)
Loss on vessels held for sale (including commissions to related party)	—	(3,629,521)	(5,554,777)	(3,629,521)
(Provision) / recovery of provision for doubtful accounts	1,662,022	(4,823)	1,640,626	(4,823)
General and administrative expenses (including related party fees)	(5,302,740)	(8,453,888)	(19,429,796)	(13,343,878)
Net gain/(loss) on sale of vessel (including commissions to related party)	—	5,781	(2,005,320)	19,298,394
Gain from a claim	—	6,740	—	1,418,096
Net gain/(loss) on disposition of assets	(100,014)	158,440	309,680	158,440
Net (loss) from equity method investments	(137,003)	—	(326,123)	—
Net gain / (loss) from equity method investments measured at fair value	10,452,797	2,687,236	(10,755,335)	2,687,236
Operating income / (loss)	$11,566,745	$(7,011,456)	$(18,424,758)	$21,426,610
Interest and finance costs, net (1)	(501,917)	(26,448)	(3,059,198)	796,364
Other (expenses) / income, net	3,591,785	(25,644,673)	25,924,673	(6,784,052)
Dividend income from equity method investments measured at fair value (related party)	3,619,210	—	17,967,315	—
Income taxes	(178,191)	(34,301)	(323,104)	(133,988)
Withholding Tax on dividends received	(542,765)	—	(542,765)	—
Net income / (loss)	$17,554,867	$(32,716,878)	$21,542,163	$15,304,934
Less: Net income attributable to the non-controlling interest	(3,470,080)	(685,938)	(2,273,340)	(685,938)
Net income / (loss) attributable to Castor Maritime Inc.	14,084,787	(33,402,816)	19,268,823	14,618,996
Dividend on Series D Preferred Shares	(1,277,778)	(743,055)	(4,979,167)	(2,645,833)
Deemed dividend on Series D Preferred Shares	(779,907)	(227,908)	(3,005,817)	(606,444)
Dividend on Series E Preferred Shares	(175,000)	—	(189,583)	—
Deemed dividend on Series E Preferred Shares	(167,984)	—	(168,629)	—
Deemed contribution from Series D preferred shareholders	—	22,437,675	—	22,437,675
Net income / (loss) attributable to common shareholders of Castor Maritime Inc.	$11,684,118	$(11,936,104)	$10,925,627	$33,804,394
Other comprehensive income / (loss):
Foreign currency translation	950,863	(1,878,694)	29,647,528	(1,878,694)
Net cash flow hedges	(56,687)	(168,377)	324,666	(168,377)
Other comprehensive income / (loss)	894,176	(2,047,071)	29,972,194	(2,047,071)
Other comprehensive loss / (income) attributable to noncontrolling interests	(212,793)	537,884	(7,834,495)	537,884
Other comprehensive income / (loss) attributable to Castor Maritime Inc.	681,383	(1,509,187)	22,137,699	(1,509,187)

Total comprehensive income / (loss)	18,449,043	(34,763,949)	51,514,357	13,257,863
Less: Comprehensive income attributable to noncontrolling interests	(3,682,872)	(148,054)	(10,107,835)	(148,054)
Total comprehensive income / (loss) attributable to Castor Maritime Inc.	14,766,171	(34,912,003)	41,406,522	13,109,809

Earnings / (loss) per common share, basic attributable to Castor Maritime Inc. common shareholders	$1.21	$(1.24)	$1.13	$3.50
Earnings / (loss) per common share, diluted attributable to Castor Maritime Inc. common shareholders	$0.24	$(1.24)	$0.36	$0.38
Weighted average number of common shares outstanding, basic	9,662,354	9,662,354	9,662,354	9,662,354
Weighted average number of common shares outstanding, diluted	57,606,487	9,662,354	53,652,910	38,745,250

(1)	Includes interest and finance costs and interest income, if any.

CASTOR MARITIME INC.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars—except for number of share data)

	December 31, 2025	December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$151,775,129	$87,896,786
Due from related parties	13,155,509	6,393,625
Assets held for sale	—	69,430,788
Investment in equity securities	27,759,775	69,119,010
Investment in debt securities	554,924	—
Other current assets	28,169,537	21,018,015
Total current assets	221,414,874	253,858,224

NON-CURRENT ASSETS:
Vessels, net	156,496,033	200,443,193
Property, plant and equipment, net	34,658,519	1,994,191
Restricted cash	1,000,000	—
Due from related parties	2,893,839	3,504,667
Investment in related party	117,521,579	117,560,467
Equity method investments	50,045,840	50,503,722
Equity method investments measured at fair value	139,745,917	115,455,048
Intangible assets, net	21,173,403	19,323,603
Goodwill	24,126,824	17,932,243
Other non-current assets	28,281,613	16,801,563
Total non-current assets	575,943,567	543,518,697
Total assets	797,358,441	797,376,921

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	5,637,620	1,053,156
Current portion of financial liabilities, net	1,548,990	—
Current portion of long-term debt, related party, net	—	9,970,623
Accrued liabilities	16,700,000	23,045,515
Liabilities directly associated with assets held for sale	—	17,656,371
Due to related parties, current	1,106,606	889,020
Other current liabilities	9,413,688	11,787,100
Total current liabilities	34,406,904	64,401,785

	December 31, 2025	December 31, 2024
NON-CURRENT LIABILITIES:
Long-term debt, net	64,992,597	2,603,900
Long‐term financial liabilities, net	12,046,770	—
Long-term debt, related party, net	—	89,921,162
Deferred tax liabilities	10,596,230	8,096,383
Other non-current liabilities	6,358,462	6,887,969
Total non-current liabilities	93,994,059	107,509,414
Total liabilities	128,400,963	171,911,199

MEZZANINE EQUITY
5.00% Series D fixed rate cumulative perpetual convertible preferred shares: 100,000 shares issued and outstanding as of December 31, 2025 and December 31, 2024, aggregate liquidation preference of $100,000,000 as of December 31, 2025 and December 31, 2024	80,714,075	77,708,258
Total mezzanine equity	80,714,075	77,708,258

SHAREHOLDERS’ EQUITY
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 9,662,354 issued and outstanding as of December 31, 2025 and December 31, 2024	9,662	9,662
Series B Preferred Shares - 12,000 shares issued and outstanding as of December 31, 2025 and December 31, 2024	12	12
Additional paid-in capital	265,339,741	265,389,338
Retained earnings	239,452,780	228,527,153
Accumulated other comprehensive income / (loss)	20,628,512	(1,509,187)
Total Castor Maritime Inc. shareholders’ equity	525,430,707	492,416,978
Noncontrolling interests	62,812,696	55,340,486
Total shareholders’ equity	588,243,403	547,757,464
Total liabilities, mezzanine equity and shareholders’ equity	$797,358,441	$797,376,921

CASTOR MARITIME INC.
Unaudited Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)	Year Ended December 31,
	2025	2024
Cash Flows provided by Operating Activities:
Net income	$21,542,163	$15,304,934
Adjustments to reconcile net income to net cash provided by Operating Activities:
Depreciation and amortization	14,760,087	15,037,006
Amortization and write off of deferred finance charges	213,502	810,000
Amortization of fair value of acquired time charters	119,733	622,541
Straight line amortization of hire	99,244	(52,084)
Net loss / (gain) on sale of vessels	2,005,320	(19,298,394)
Loss on vessels held for sale	5,554,777	3,629,521
Provision / (recovery) of provision for doubtful accounts	(1,640,626)	4,823
Non-cash compensation (transfer of shares)	272,780	—
Adjustments for non-cash finance costs	252,681	—
Net gain on disposition of assets	(244,024)	—
Non-cash effects from translation to reporting currency	48,443	(121,572)
Deferred income taxes	(1,009,194)	—
Share-based compensation	242,571	9,494
Unrealized loss from equity method investments	215,153	—
Unrealized (gains) / losses from equity method investments measured at fair value	10,755,335	(2,687,236)
Dividend income from equity method investments measured at fair value (related party)	(17,967,315)	—
Unrealized foreign exchange losses from equity method investments	684,929	—
Realized loss on sale of equity securities	7,827,960	269,119
Unrealized (gains) / losses on equity securities	(24,724,671)	14,664,266
Unrealized gain on debt securities	(4,069)	—
Amortization of bonds' premium discount	(4,424)	—
Gain from a claim	—	(1,418,096)
Changes in operating assets and liabilities:
Accounts receivable trade, net	(2,982,439)	3,500,308
Inventories	868,044	(259,885)
Due from/to related parties	(6,305,244)	5,826,732
Prepaid expenses and other assets	509,950	1,014,149
Accounts payable	1,081,688	(1,786,123)
Accrued liabilities	(7,861,871)	4,390,018
Income tax receivable / payable	(5,725,870)	129,173
Derivative assets and liabilities, net	(1,357,938)	61,026
Deferred revenue	201,597	(970,440)
Dry-dock costs paid	(5,349,236)	(1,199,999)
Dividends received from equity investments	—	222,490
Dividends received from equity method investments measured at fair value	17,967,315	4,209,527
Net Cash provided by Operating Activities:	10,046,351	41,911,298

Cash flow provided by / (used in) Investing Activities:
Vessel acquisition and other vessel improvements	(699,164)	(72,171,465)
Acquisition of a subsidiary, net of cash acquired	—	(162,960,366)
Advances for vessel acquisitions	—	—
Net proceeds from sale of vessels	61,936,124	107,867,155
Acquisitions of property and equipment, net	(190,096)	—
Net proceeds from dispositions of long term assets	3,963	—
Purchase of equity securities	(15,694,496)	(59,903,362)
Proceeds from sale of equity securities	74,463,553	52,940,067
Purchase of debt securities	(1,796,431)	—
Payments for acquisition of equity method investments	(26,180,269)	—
Proceeds from disposition of equity method investments	127,634	—
Return of invested capital from equity method investments	4,941,515	—
Payments received on mezzanine loan	409,080	—
Proceeds from sale of debt securities	500,000	—
Payments for acquisition of equity investments	(755,128)	—
Proceeds from disposition of equity investments	—	248,715
Proceeds from disposition of subsidiaries, net of cash disposed of	—	(914,718)
Proceeds from a claim	—	1,418,096
Net cash provided by / (used in) Investing Activities:	97,066,285	(133,475,878)

Cash flows (used in) / provided by Financing Activities:
Gross proceeds from Series E Preferred Shares	60,000,000	—
Series E Preferred Shares issuance expenses	(39,500)	—
Redemption of Series E Preferred Shares	(60,000,000)	—
Dividends paid on Series E Preferred Shares	(313,712)	—
Gross proceeds from Series D Preferred Shares	—	50,000,000
Series D Preferred Shares issuance expenses	—	(10,000)
Dividends paid on Series D Preferred Shares	(4,597,222)	(2,500,000)
Repurchase of warrants	—	(1,058,481)
Repayment of long-term debt (including related party)	(102,181,653)	(86,866,269)
Proceeds from long-term debt (including related party)	51,577,002	100,000,000
Proceeds from long term financial liability	14,640,000	—
Repayment of long-term financial liability	(658,080)	—
Payment of deferred financing costs	(1,568,902)	—
Cash dividends paid to noncontrolling interests	(2,848,198)	—
Proceeds from sale of subsidiary shares to noncontrolling interests	27,127	—
Transactions with non-controlling interest	(353,243)	—
Net cash (used in) / provided by Financing Activities:	(46,316,381)	59,565,250

Effect of exchange rate changes on cash, cash equivalents and restricted cash	3,361,876	(284,819)
Net increase in cash, cash equivalents, and restricted cash	64,158,131	(32,284,149)
Cash, cash equivalents and restricted cash at the beginning of the period	88,616,998	120,901,147
Cash, cash equivalents and restricted cash at the end of the period	$152,775,129	$88,616,998

APPENDIX B

Non-GAAP Financial Information

Daily Time Charter (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”) is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (i.e., time charter, voyage charter, or other) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies.

The following table reconciles the calculation of the Daily TCE Rate which is applicable only for our dry bulk and containership fleet to Total vessel revenues (applicable only to dry bulk and containership segments) for the periods presented (amounts in U.S. dollars, except for Available Days):

	Three Months Ended December 31,		Year Ended December 31,
(In U.S. dollars, except for Available Days)	2025	2024	2025	2024
Total vessel revenues	$13,329,096	$14,989,190	$46,240,892	$65,069,003
Voyage expenses - including commissions to related party	(1,359,301)	(1,244,365)	(4,078,667)	(4,248,856)
TCE revenues	$11,969,795	$13,744,825	$42,162,225	$60,820,147
Available Days	$828	$1,180	$3,506	$4,626
Daily TCE Rate	$14,456	$11,648	$12,026	$13,147

EBITDA and Adjusted EBITDA. EBITDA and Adjusted EBITDA are not measures of financial performance under U.S. GAAP, do not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. Adjusted EBITDA represents EBITDA adjusted to exclude unrealized gain/loss on equity and debt securities and equity method investments (including those measured at fair value) and non-recurring expenses, which the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and external users of financial statements to assess our operating performance. We believe that EBITDA and Adjusted EBITDA assist our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes for EBITDA, and further excluding unrealized gains/loss on securities and non-recurring expenses for Adjusted EBITDA, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as measures of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. Our basis of computing EBITDA and Adjusted EBITDA as presented below may be different from and may not be comparable to similarly titled measures of other companies.

The following table reconciles EBITDA and Adjusted EBITDA to Net (loss)/ income, the most directly comparable U.S. GAAP financial measure, for the periods presented:

	Three Months Ended December 31,		Year Ended December 31,
(In U.S. dollars)	2025	2024	2025	2024
Net income / (loss), net of taxes	$17,554,867	$(32,716,878)	$21,542,163	$15,304,934
Depreciation and amortization	4,740,862	3,988,177	14,760,087	15,037,006
Interest and finance costs, net (1)	501,917	26,448	3,059,198	(796,364)
Income taxes	178,191	34,301	323,104	133,988
Withholding Tax on dividends received	542,765	—	542,765	—
EBITDA	$23,518,602	$(28,667,952)	$40,227,317	$29,679,564
Unrealized (gain) / loss on equity securities	(3,064,471)	24,092,116	(24,724,671)	14,664,266
Unrealized (gain) / loss on debt securities	(372)	—	(4,069)	—
Unrealized loss / (gain) from equity method investments	137,003	(2,687,236)	215,153	—
Unrealized (gains) / losses from equity method investments measured at fair value	(10,452,796)	—	10,755,335	(2,687,236)
Unrealized foreign exchange losses / (gains) from equity method investments	977,621	—	684,929	—
(Gain) / Loss on vessels held for sale	—	3,629,521	5,554,777	3,629,521
Share-based compensation	61,723	9,494	242,571	9,494
Non-cash compensation (transfer of shares)	—	—	272,780	—
Non-recurring expenses(2)	—	7,017,535	—	7,017,535
Adjusted EBITDA	$11,177,310	$3,393,478	$33,224,122	$52,313,144

(1)	Includes interest and finance costs and interest income, if any.

(2)	Includes expenses related to business acquisition transactions.

Adjusted Net Income. To derive Adjusted Net Income/(Loss) from Net Income/(Loss), we exclude certain non-cash items, as provided in the table below. We believe that Adjusted Net Income assists our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash item as unrealized losses from investments measured at fair value and other items which may vary from year to year, for reasons unrelated to overall operating performance. Our method of computing Adjusted Net Income may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation. The following table reconciles Adjusted Net Income for the periods presented:

Adjusted Net Income Reconciliation

	Three Months Ended December 31,		Year Ended December 31,
(In U.S. dollars)	2025	2024	2025	2024
Net income / (loss), net of taxes	$17,554,867	$(32,716,878)	$21,542,163	$15,304,934
Unrealized (gain) / loss on equity securities	(3,064,471)	24,092,116	(24,724,671)	14,664,266
Unrealized (gain) / loss on debt securities	(372)	—	(4,069)	—
Unrealized loss / (gain) from equity method investments	137,003	(2,687,236)	215,153	—
Unrealized (gains) / losses from equity method investments measured at fair value	(10,452,796)	—	10,755,335	(2,687,236)
Unrealized foreign exchange losses / (gains) from equity method investments	977,621	—	684,929	—
(Gain) / Loss on vessels held for sale	—	3,629,521	5,554,777	3,629,521
Share-based compensation	61,723	9,494	242,571	9,494
Non-cash compensation (transfer of shares)	—	—	272,780	—
Adjusted net income, net of taxes	$5,213,575	$(7,672,983)	$14,538,968	$30,920,979

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of current or historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include generally: our business strategy, expected capital spending and other plans and objectives for future operations, dry bulk and containership market conditions and trends, including volatility in charter rates (particularly for vessels employed in short-term time charters or index linked period time charters), factors affecting supply and demand, fluctuating vessel values, opportunities for the profitable operations of dry bulk and containership vessels and the strength of world economies, changes in the size and composition of our fleet, our ability to realize the expected benefits from our vessel acquisitions, our relationships with our current and future service providers and customers, including the ongoing performance of their obligations, dependence on their expertise, the effects of our acquisition of MPC Münchmeyer Petersen Capital AG, compliance with applicable laws, and any impacts on our reputation due to our association with them, our ability to borrow under existing or future debt agreements or to refinance our debt on favorable terms and our ability to comply with the covenants contained therein, in particular due to economic, financial or operational reasons, our continued ability to enter into time or voyage charters with existing and new customers and to re-charter our vessels upon the expiry of the existing charters, changes in our operating and capitalized expenses, including bunker prices, dry-docking, insurance costs, costs associated with regulatory compliance, and costs associated with climate change, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue), instances of off-hire, due to vessel upgrades and repairs, competition in the shipping and energy infrastructure management business, our ability to identify and develop new investment projects, our ability to maintain and increase the volume of the assets under our management and therefore our ability to earn fees, the financial performance of our investees over which we do not exercise control, fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies, any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach, existing or future disputes, proceedings or litigation, future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards, volatility in our share price, including due to high volume transactions in our shares by retail investors, potential conflicts of interest involving affiliated entities and/or members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions or events, including armed conflicts such as the war in Ukraine and the conflict in the Middle East, acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, sanctions, “trade wars”, tariffs, global public health threats and major outbreaks of disease, changes in seaborne and other transportation, including due to the maritime incidents in and around the Red Sea, fluctuating demand for dry bulk and containership vessels and/or disruption of shipping routes due to accidents, political events, international sanctions, international hostilities and instability, piracy or acts of terrorism, changes in governmental rules and regulations or actions taken by regulatory authorities, including changes to environmental regulations applicable to the shipping industry, accidents, the impact of adverse weather and natural disasters and any other factors described in our filings with the Securities and Exchange Commission (the “SEC”). The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication, except to the extent required by applicable law. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Please see our filings with the SEC for a more complete discussion of these foregoing and other risks and uncertainties. These factors and the other risk factors described in this press release are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements.

CONTACT DETAILS
For further information please contact:

Investor Relations
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com